SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q

(Mark One)

   __X__   QUARTERLY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended May 31, 2003

   _____   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____ .

Commission file number 0-11631



JUNO LIGHTING, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	36-2852993 (I.R.S. Employer Identification No.)
1300 S. Wolf Road P.0. Box 5065 Des Plaines, Illinois (Address of principal executive offices)	60017-5065 (Zip code)

Registrant's telephone number, including area code: (847) 827-9880

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.001 par value	The NASDAQ SmallCap Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes _X_ No ___

There were 2,529,534 shares of common stock outstanding as of June 30, 2003.

ITEM 1. FINANCIAL STATEMENTS

JUNO LIGHTING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

				(in thousands)
		May 31, 2003		**November 30, 2002**
		(Unaudited)		(Unaudited)
Assets				
Current:				
Cash		$ 1,702		$ 1,221
Accounts receivable, less allowance for doubtful accounts of $916 and $926		36,925		32,225
Inventories, net		24,911		22,870
Prepaid expenses and miscellaneous		5,201		4,724
Total current assets		68,739		61,040
Property and equipment:				
Land		7,343		7,267
Building and improvements		33,682		33,376
Tools and dies		13,001		12,116
Machinery and equipment		8,050		7,690
Computer equipment		9,094		8,963
Office furniture and equipment		3,573		3,213
		74,743		72,625
Less accumulated depreciation and amortization		(32,683)		(30,619)
Net property and equipment		42,060		42,006
Other assets:				
Goodwill		12,138		11,766
Deferred financing costs, net of accumulated amortization of $5,076 and $4,426		5,267		5,917
Miscellaneous		3,341		3,123
Total other assets		20,746		20,806
Total assets		$ 131,545		$ 123,852
Liabilities and Stockholders' Deficit				
Current:				
Accounts payable		$ 11,328		$ 10,960
Accrued liabilities		16,270		18,471
Short term borrowings		9,350		6,050
Current maturities of long-term debt		3,901		4,681
Total current liabilities		40,849		40,162
Long-term debt, less current maturities		153,492		155,626
Deferred income taxes payable		3,771		3,215
Commitments and Contingencies				
Stockholders' Deficit				
Preferred stock, Series A and B convertible $.001 par value, $100 stated value, 5,000,000 shares authorized and 1,063,500 shares issued.		145,950		140,283
Common stock, $.001 par value; Shares authorized 45,000,000; Issued 2,529,534		2		2
Paid-in capital		1,035		1,035
Accumulated other comprehensive income (loss)		696		(772)
Shareholder note receivable		(200)		(200)
Accumulated deficit		(214,050)		(215,499)
Total stockholders' deficit		(66,567)		(75,151)
Total liabilities and stockholders' equity		$ 131,545		$ 123,852

(See Notes To Condensed Consolidated Financial Statements)

JUNO LIGHTING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In Thousands Except For Share Amounts)

	Three Months Ended	
	May 31, 2003	**May 31, 2002**
	(Unaudited)	(Unaudited)
Net sales	$ 49,981	$ 46,376
Cost of sales	24,532	22,554
Gross profit	25,449	23,822
Selling, general and administrative expenses	14,964	13,409
Operating income	10,485	10,413
Other income (expense):		
Interest expense	(4,025)	(4,283)
Interest and dividend income	4	2
Unrealized gain on interest rate swap	427	527
Miscellaneous	40	39
Total other income (expense)	(3,554)	(3,715)
Income before taxes on income	6,931	6,698
Taxes on income	2,633	2,538
Net income	4,298	4,160
Less: preferred dividends	2,861	2,644
Net income available to common shareholders	$ 1,437	$ 1,516
Net income per common share (basic and diluted)	$ .57	$ .61

(See Notes To Condensed Consolidated Financial Statements)

JUNO LIGHTING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In Thousands Except For Share Amounts)
Six Months Ended

	May 31, 2003	May 31, 2002
	(Unaudited)	(Unaudited)
Net sales	$ 93,504	$ 87,782
Cost of sales	46,651	43,621
Gross profit	46,853	44,161
Selling, general and administrative expenses	29,147	26,482
Costs of terminated acquisition	-	3,050
Operating income	17,706	14,629
Other income (expense):		
Interest expense	(8,134)	(8,680)
Interest and dividend income	7	6
Unrealized gain on interest rate swap	1,690	754
Miscellaneous	56	57
Total other income (expense)	(6,381)	(7,863)
Income before taxes on income	11,325	6,766
Taxes on income	4,209	2,564
Net income	7,116	4,202
Less: preferred dividends	5,667	5,236
Net income (loss) available to common shareholders	$ 1,449	$ (1,034)
Net income (loss) per common share (basic and diluted)	$ .57	$ (.41)

(See Notes To Condensed Consolidated Financial Statements)

JUNO LIGHTING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF ACCUMULATED DEFICIT

	(In Thousands) **Six Months Ended May 31, 2003**
	(Unaudited)
Accumulated deficit, beginning of period	(215,499)
Preferred dividend	(5,667)
Net income, six months ended May 31, 2003	7,116
Accumulated deficit, end of period	(214,050)

(See Notes To Condensed Consolidated Financial Statements)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	(In Thousands) Six Months Ended	
	May 31 2003	**May 31 2002**
	(Unaudited)	(Unaudited)
Cash Flows provided by operating activities:		
Net income	$ 7,116	$ 4,202
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	2,884	3,042
Unrealized (gain) on interest rate swap	(1,690)	(754)
Deferred income taxes	556	(38)
Deferred compensation	-	36
Changes in operating assets and liabilities:		
(Increase) in accounts receivable	(4,700)	(1,171)
(Increase) in inventory	(2,041)	(1,805)
Decrease in prepaid expenses and miscellaneous	763	448
Decrease in other assets	537	89
(Decrease) increase in accounts payable and accrued liabilities	(1,384)	3,082
Net cash provided by operating activities	2,041	7,131
Cash flows used in investing activities:		
Capital expenditures	(1,909)	(996)
Net cash used in investing activities	(1,909)	(996)
Cash flows provided by (used in) financing activities:		
Proceeds from bank debt	35,450	26,200
Principal payments on long-term debt and bank debt	(35,101)	(33,236)
Net cash provided by (used in) financing activities	349	(7,036)
Net increase(decrease) in cash	481	(901)
Cash at beginning of period	1,221	1,280
Cash at end of period	$ 1,702	$ 379
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Interest	$ 8,301	$ 8,698
Income taxes	4,158	439

(See Notes To Condensed Consolidated Financial Statements)

JUNO LIGHTING, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenues from sales are recognized at the time goods are shipped. All shipments are FOB shipping point. A contemporaneous generation of invoices set up the fixed and determinable price. Freight billed to our customers is not considered material and has been netted against selling expense. Shipping and handling costs are included in Selling, General and Administrative costs on the income statement.

GOODWILL

The Company adopted SFAS 142 "Goodwill and Other Intangibles" during fiscal 2002. The Company reviews goodwill for impairment during the fourth quarter of each year. No events have occurred, nor has there been a change in circumstances, that would reduce the fair value of the reporting unit below its carrying amount. Furthermore, the Company has not amortized any of its goodwill for the year ended November 30, 2002.

INCOME TAXES

The Company uses the asset and liability approach under which deferred taxes are provided for temporary differences between the financial reporting and income tax bases of assets and liabilities based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

STOCK-BASED COMPENSATION

As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company has elected to continue to account for its stock-based awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25").

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". This standard amends the disclosure requirements of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for all interim periods beginning after December 15, 2002. The following table sets forth the impact of stock based compensation on a pro forma basis:

	(in thousands except per share amounts)			
	Second Quarter Ended		Six Months Ended	
	May 31, 2003	May 31, 2002	May 31, 2003	May 31, 2002
Net income (loss) available to common shareholders as reported	1,437	1,516	1,449	(1,034)
Pro Forma net income (loss) available to common shareholders	1,267	1,342	1,109	(1,381)
Net income (loss) per share as reported (Basic & diluted)	0.57	0.61	0.57	(0.41)
Pro Forma net income (loss) per share (Basic & diluted)	0.50	0.54	0.44	(0.55)

7

DERIVATIVE INSTRUMENTS

   Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company entered into two interest rate swap agreements in fiscal 2001 (notional amounts of $30,000,000 pay-fixed rate swap and $60,000,000 pay-floating rate swap), which resulted in net unrealized gains of $427,000 and $527,000 for the quarters ending May 31, 2003 and 2002 respectively, and net unrealized gains of $1,690,000 and $754,000 for the six month periods ending May 31, 2003 and 2002 respectively, based on the swaps' estimated market values as of May 31, 2003, and 2002, respectively. These derivatives do not qualify for hedge accounting. Accordingly, the net impact was recorded as other income on the condensed consolidated statements of income for the quarters ended and six month periods ended May 2003 and 2002.   The Company entered into these agreements to reduce the risk of adverse changes in variable interest rates on certain of the long-term debt. These derivative instruments will be adjusted to estimated market values quarterly with any adjustment impacting current earnings until their respective maturities.

FINANCIAL INFORMATION

   The financial information presented in these condensed consolidated financial statements is unaudited but, in the opinion of management, reflects all normal adjustments necessary for the fair presentation of the Company's financial position, results of its operations and cash flows. The information in the condensed consolidated balance sheet as of November 30, 2002 was derived from the Company's 2002 audited consolidated financial statements.

INVENTORIES

Inventories are summarized as follows:

	(In Thousands)	
	May 31 2003	**November 30, 2002**
Finished goods	$ 14,872	$ 12,873
Raw materials	10,546	10,745
Reserve for Obsolescence	(507)	(748)
	$ 24,911	$ 22,870

LONG-TERM DEBT AND SHORT-TERM BORROWINGS

Long-term debt consists of the following:

	(In Thousands)	
	May 31, 2003	November 30, 2002
Bank of America, N.A. and certain other lenders, Tranche A Term Loan, payable in escalating installments through November, 2005, plus interest at a variable rate, generally approximating 3 month LIBOR plus 2.25%	$ 10,074	$ 12,683
Bank of America, N.A. and certain other lenders, Tranche B Term Loan, payable in escalating interest at a variable rate, generally approximating 3 month LIBOR plus 3.0%	22,975	23,318
Senior Subordinated Notes due July 2009, plus interest at 11 7/8%, net of discount of $656 and $694, respectively	124,344	124,306
	157,393	160,307
Less current maturities	3,901	4,681
Total long-term debt	$ 153,492	$ 155,626

The Company has a senior credit facility (the "Senior Credit Facility") with Bank Of America, N.A., Credit Suisse First Boston and certain other lenders providing (i) a $90 million term facility consisting of a (a) $40 million tranche A term loan ("Term Loan A"), and (b) $50 million tranche B term loan ("Term Loan B"), and (ii) a $35 million revolving credit facility (the "Revolving Credit Facility"). Borrowings under the Senior Credit Facility bear interest, at the Company's option, at a rate per annum equal to either the Eurodollar rate (the London interbank offered rate for eurodollar deposits as adjusted for statutory reserve requirements) or a base rate plus variable applicable percentages. At May 31, 2003, the nominal interest rates for Term Loan A and Term Loan B were 3.57% and 4.32%, respectively. Term Loan A and Term Loan B are each payable in separate quarterly installments.

The final maturity of Term Loan A is November 30, 2005 and the final maturity of Term Loan B is November 30, 2006. Amounts outstanding under the Revolving Credit Facility at May 31, 2003 and November 30, 2002 were $9,350,000 and $6,050,000 respectively. At May 31, 2003, the nominal interest rate for borrowing on the Revolving Credit Facility was 4.75%. Borrowings under the Revolving Credit Facility are due on November 30, 2005. In addition, the Company issued $125 million principal amount of 11-7/8% senior subordinated notes due July 1, 2009 (the "Notes") to qualified institutional buyers under a private placement offering pursuant to Rule 144A and Regulation S of the Securities Act of 1933, which notes were then exchanged for new notes registered under the Securities Act of 1933 with substantially identical economic terms, resulting in approximately $120.4 million in proceeds to the Company. Interest is payable on the Notes semi-annually on January 1 and July 1 of each year. The Notes are unsecured senior subordinated obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness of the Company, including the Senior Credit Facility. Each of the aforementioned debt facilities contain restrictive covenants. The credit agreement related to the Senior Credit Facility (the "Secured Credit Agreement") requires the Company to maintain certain financial ratios, as defined therein.

Relating to the Senior Credit Facility and the Notes, the Company incurred approximately $3.9 million and $6.3 million of financing fees, respectively, which are being amortized over the life of the related debt.

The Senior Credit Facility is collateralized by substantially all of the assets of the Company and its domestic subsidiaries as more particularly described in the Secured Credit Agreement dated June 29, 1999 and filed as an exhibit hereto. The aggregate amounts of existing long-term debt maturing in each of the next three years are as follows: 2004 - $3,901,000; 2005 - $4,817,000; 2006 - $22,380,000.

SERIES A AND SERIES B PREFERRED STOCK

On June 30, 1999, the Company issued 1,060,000 shares of Series A convertible preferred stock ("Series A") to Fremont Investors and certain employees of the Company. On November 30, 2000, the Company issued 3,500 shares of Series B convertible preferred stock ("Series B", and together with the Series A, the "Preferred Stock") to the Company's Chief Executive Officer. Holders of the Preferred Stock are entitled to receive cumulative quarterly dividends, whether or not declared by the Board of Directors, in an amount equal to the greater of:

- dividends which would have been payable to the holders of Series A or Series B, as the case may be, in such quarter had they converted their Preferred stock into Juno common stock prior to the record date of dividends declared on the common stock in such quarter, or

- the stated amount then in effect multiplied by 2%.

Through June 30, 2004, the dividends for the Series A will be payable by an increase in the stated amount of such stock, and through November 30, 2005, the dividends for the Series B will be payable by an increase in the stated amount of such stock. After June 30, 2004, the dividends on the Series A will be paid in cash until redemption or conversion, and after November 30, 2005, the dividends on the Series B will be paid in cash until redemption or conversion. The Preferred Stock is convertible into shares of the Company's common stock at a price of $26.25 per share. Holders of Preferred Stock are entitled to one vote for each whole share of common stock that would be issuable to such holder upon the conversion of all the shares of the Preferred Stock held by such holder on the record date for the determination of stockholders entitled to vote. Additionally, holders of Preferred Stock have preference to common stockholders in the event of liquidation, dissolution, winding up or sale of the Company.

The Company may, at any time after the ninth anniversary of the original issuance date, redeem the shares of Series A Preferred Stock at stated value, plus accrued but unpaid dividends. The Company may, at any time after the eighth anniversary of the original issuance date, redeem the shares of the Series B Preferred Stock at stated value, plus accrued but unpaid dividends. These redemptions are completely within the control of the Company and not at the option of the holders.

BUSINESS SEGMENTS AND GEOGRAPHICAL INFORMATION

The Company operates in one product segment - the design, manufacture and marketing of lighting fixtures. The aggregation criteria for sales are based on point of shipment while the aggregation criteria for assets are based on their physical location.

Financial information by geographic area is as follows:

Three months ended May 31,	2003	2002
Net Sales:		
United States (including Puerto Rico)	$ 45,653	$ 42,937
Canada	4,328	3,439
Total	$ 49,981	$ 46,376

Six months ended May 31,	2003	2002
Net Sales:		
United States (including Puerto Rico)	$ 85,613	$ 81,057
Canada	7,891	6,725
Total	$ 93,504	$ 87,782

	May 31, 2003	November 30, 2002
Total Assets:		
United States	$ 117,450	$ 111,294
Canada	14,095	12,558
Total	$ 131,545	$ 123,852

NET INCOME (LOSS) PER COMMON SHARE

   Basic earnings per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding including assumed exercise of dilutive stock options during the periods. Such weighted average number of shares outstanding is as follows:

	May 31, 2003	May 31, 2002
Three months ended Basic and Diluted	2,529,534	2,500,389
Six months ended Basic and Diluted	2,529,534	2,500,389

COMPREHENSIVE (LOSS) INCOME

   As of December 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 established new rules for the reporting and display of comprehensive income and its components. SFAS 130 requires foreign currency translation adjustments to be included in other comprehensive income.

The components of comprehensive income, net of related tax, are as follows (in thousands):

	Three Months Ended		Six Months Ended	
	May 31, 2003	May 31, 2002	May 31, 2003	May 31, 2002
Net income	$ 4,298	$ 4,160	$ 7,116	$ 4,202
Foreign currency translation adjustment	922	354	1,468	210
Comprehensive income	$ 5,220	$ 4,514	$ 8,584	$ 4,412

The components of accumulated other comprehensive loss, net of related tax, are as follows (in thousands):

	Six Months Ended May 31, 2003	Fiscal Year Ended November 30, 2002
Foreign currency translation adjustment	$ 696	$ (772)
Accumulated other comprehensive income (loss)	$ 696	$ (772)

MERGER AND RECAPITALIZATION

On June 30, 1999, Jupiter Acquisition Corp. ("Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of Fremont Investors I, LLC ("Fremont Investors"), was merged (the "Merger") with and into the Company pursuant to an Agreement and Plan of Recapitalization and Merger dated March 26, 1999 (the "Merger Agreement") by and among Merger Sub, the Company and Fremont Investors. Pursuant to the Merger, the holders of all the issued and outstanding shares of Juno common stock, $.01 par value per share, were entitled to receive either $25 cash or one share of Juno common stock, $.001 par value per share, for each share of common stock issued and outstanding; provided that this consideration was subject to proration, as such holders were entitled to receive an aggregate of 2,400,000 shares of Juno common stock. The Company funded this effective retirement of 16,242,527 shares of the Company's common stock with a payment to stockholders in the aggregate of approximately $406 million. The sources of this funding included the Company's available cash and marketable securities, a $106 million preferred stock investment by Fremont and key employees of Juno ("Series A"), approximately $94.9 million of bank debt ("Bank Debt") and the issuance of $125 million of subordinated debt ("Subordinated Debt"). In connection with the Merger, the Company incurred approximately $9.9 million in transaction costs and $10.2 million of deferred financing costs. Included in these costs were payments of approximately $4.9 million to Fremont Investors.

GUARANTORS' FINANCIAL INFORMATION

The Company has issued and registered $125 million of Series B Senior Subordinated Notes at 11-7/8% (the "Senior Subordinated Notes") under the Securities Act of 1933, as amended (the "Act"), which notes were exchanged for the notes that were sold earlier in a private placement offering to qualified institutional buyers. Pursuant to terms of the Senior Subordinated Notes, the Company's domestic subsidiaries, Juno Manufacturing, Inc., Alfa Lighting, Inc., and Indy Lighting, Inc., provide full and unconditional senior subordinated guarantees for the Senior Subordinated Notes on a joint and several basis.

Following is consolidating condensed financial information pertaining to the Company ("Parent") and its subsidiary guarantors and subsidiary non-guarantors.

For the Three Months Ended May 31, 2003
(in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Net sales	$ 39,290	$ 40,102	$ 4,905	$ (34,316)	$ 49,981
Cost of sales	33,394	23,898	3,587	(36,347)	24,532
Gross profit	5,896	16,204	1,318	2,031	25,449
Selling, general and administrative	7,188	6,817	932	27	14,964
Operating (loss) income	(1,292)	9,387	386	2,004	10,485
Other income (expense)	(3,466)	11	(99)	-	(3,554)
(Loss) income before taxes on income	(4,758)	9,398	287	2,004	6,931
Taxes on income	(1,041)	3,571	104	(1)	2,633
Net(loss) income	(3,717)	5,827	183	2,005	4,298
Less: Preferred dividends	(2,861)	-	-	-	(2,861)
Net(loss) income available to common shareholders	$ (6,578)	$ 5,827	$ 183	$ 2,005	$ 1,437

For the Three Months Ended May 31, 2002
(in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Net sales	$ 38,040	$ 40,849	$ 3,769	$ (36,282)	$ 46,376
Cost of sales	31,714	22,408	2,756	(34,324)	22,554
Gross profit	6,326	18,441	1,013	(1,958)	23,822
Selling, general and administrative	7,056	5,572	753	28	13,409
Operating (loss) income	(730)	12,869	260	(1,986)	10,413
Other (expense)	(3,624)	3	(94)	-	(3,715)
(Loss) income before taxes on income	(4,354)	12,872	166	(1,986)	6,698
Taxes on income	(2,417)	4,891	65	(1)	2,538
Net (loss) income	(1,937)	7,981	101	(1,985)	4,160
Less: Preferred dividends	2,644	-	-	-	2,644
Net (loss) income available to common shareholders	$ (4,581)	$ 7,981	$ 101	$ (1,985)	$ 1,516

For the Six Months Ended May 31, 2003
(in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Net sales	$ 75,442	$ 76,683	$ 8,923	$ (67,544)	$ 93,504
Cost of sales	62,730	45,548	6,529	(68,156)	46,651
Gross profit	12,712	31,135	2,394	612	46,853
Selling, general and administrative	14,090	13,224	1,778	55	29,147
Operating (loss) income	(1,378)	17,911	616	557	17,706
Other income (expense)	(6,181)	(2)	(198)	-	(6,381)
(Loss) income before taxes on income	(7,559)	17,909	418	557	11,325
Taxes on income	(2,621)	6,679	154	(3)	4,209
Net(loss) income	(4,938)	11,230	264	560	7,116
Less: Preferred dividends	(5,667)	-	-	-	(5,667)
Net(loss) income available to common shareholders	$ (10,605)	$ 11,230	$ 264	$ 560	$ 1,449

For the Six Months Ended May 31, 2002

(in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Net sales	$ 71,527	$ 74,248	$ 7,169	$ (65,162)	$ 87,782
Cost of sales	60,025	42,601	5,076	(64,081)	43,621
Gross profit	11,502	31,647	2,093	(1,081)	44,161
Selling, general and administrative	13,896	11,028	1,502	56	26,482
Costs of terminated	-	3,050	-	-	3,050
Operating (loss) income	(2,394)	17,569	591	(1,137)	14,629
Other (expense)	(7,658)	(4)	(201)	-	(7,863)
(Loss) income before taxes on income	(10,052)	17,656	390	(1,137)	6,766
Taxes on income	(4,155)	6,566	157	(4)	2,564
Net (loss) income	(5,897)	10,999	233	(1,133)	4,202
Less: Preferred dividends	5,236	-	-	-	5,236
Net (loss) income available to common shareholders	$ (11,133)	$ 10,999	$ 233	$ (1,133)	$ (1,034)

May 31, 2003

(in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Cash	$ 841	$ 772	$ 89	$ -	$ 1,702
Accounts receivable, net	33,553	27,499	4,766	(28,893)	36,925
Inventories	21,230	10,980	3,248	(10,547)	24,911
Other current assets	4,037	1,092	72	-	5,201
Total current assets	59,661	40,343	8,175	(39,440)	68,739
Property and equipment	10,985	60,767	3,367	(376)	74,743
Less accumulated depreciation	3,728	28,285	950	(280)	32,683
Net property and equipment	7,257	32,482	2,417	(96)	42,060
Other assets	79,226	119	6,777	(65,376)	20,746
Total assets	$ 146,144	$ 72,944	$ 17,369	$ (104,912)	$ 131,545
Current liabilities	$ 43,992	$ 16,552	$ 9,198	$ (28,893)	$ 40,849
Other liabilities	156,980	-	2,288	(2,005)	157,263
Total liabilities	200,972	16,552	11,486	(30,898)	198,112
Total stockholders' (deficit) equity	(54,828)	56,392	5,883	(74,014)	(66,567)
Total liabilities and stockholders' equity (deficit)	$ 146,144	$ 72,944	$ 17,369	$ (104,912)	$ 131,545

November 30, 2002

(in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Cash	$ 1,413	$ (202)	$ 10	$ -	$ 1,221
Accounts receivable, net	28,600	14,769	4,373	(15,517)	32,225
Inventories	19,786	11,353	2,840	(11,109)	22,870
Other current assets	2,922	1,720	82	-	4,724
Total current assets	52,721	27,640	7,305	(26,626)	61,040
Property and equipment	10,888	59,241	2,873	(377)	72,625
Less accumulated depreciation	3,582	26,538	778	(279)	30,619
Net property and equipment	7,306	32,703	2,095	(98)	42,006
Other assets	79,912	113	5,959	(65,178)	20,806
Total assets	$ 139,939	$ 60,456	$ 15,359	$ (91,902)	$ 123,852
Current liabilities	$ 31,217	$ 15,248	$ 9,214	$ (15,517)	$ 40,162
Other liabilities	158,613	-	2,248	(2,020)	158,841
Total liabilities	189,830	15,248	11,462	(17,537)	199,003
Total stockholders' (deficit) equity	(49,891)	45,208	3,897	(74,365)	(75,151)
Total liabilities and stockholders' equity (deficit)	$ 139,939	$ 60,456	$ 15,359	$ (91,902)	$ 123,852

For the Six Months Ended May 31, 2003

(in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Net cash (used in) provided by operating activities	$ (824)	$ 2,686	$ 197	$ (18)	$ 2,041
Cash flows (used in) investing activities: Capital expenditures	(97)	(1,712)	(100)	-	(1,909)
Net cash (used in) investing activities	(97)	(1,712)	(100)	-	(1,909)
Cash flows provided by (used in) financing activities:					
Proceeds from bank debt	35,450	-	-	-	35,450
Principal payments on long term debt	(35,101)	-	(18)	18	(35,101)
Net cash provided by (used in) financing activities	349	-	(18)	18	349
Net (decrease) increase in cash	(572)	974	79	-	481
Cash at beginning of year	1,413	(202)	10	-	1,221
Cash at end of year	$ 841	$ 772	$ 89	$ -	$ 1,702

For the Six Months Ended May 31, 2002

(in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Net cash provided by (used in) operating activities	$ 6,526	$ 1,193	$ (662)	$ 74	$ 7,131
Cash flows (used in) investing activities: Capital expenditures	(10)	(933)	(53)	-	(996)
Net cash (used in) investing activities	(10)	(933)	(53)	-	(996)
Cash flows (used in) provided by financing activities:					
Proceeds from bank debt	26,200	-	-	-	26,200
Principal payments on long term debt	(33,236)	-	(17)	17	(33,236)
Net cash provided by (used in) financing activities	(7,036)	-	(17)	17	(7,036)
Net (decrease) increase in cash	(520)	260	(732)	91	(901)
Cash at beginning of year	1,141	(541)	674	6	1,280
Cash at end of year	$ 621	$ (281)	$ (58)	$ 97	$ 379

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenues from sales are recognized at the time goods are shipped. All shipments are FOB shipping point. A contemporaneous generation of invoices set up the fixed and determinable price. Freight billed to our customers is not considered material and has been netted against selling expense. Shipping and handling costs are included in Selling, General and Administrative costs on the income statement.

GOODWILL

The Company adopted SFAS 142 "Goodwill and Other Intangibles" during fiscal 2002. The Company reviews goodwill for impairment during the fourth quarter of each year. No events have occurred, nor has there been a change in circumstances, that would reduce the fair value of the reporting unit below its carrying amount. Furthermore, the Company has not amortized any of its goodwill for the year ended November 30, 2002.

INCOME TAXES

The Company uses the asset and liability approach under which deferred taxes are provided for temporary differences between the financial reporting and income tax bases of assets and liabilities based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

STOCK-BASED COMPENSATION

As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company has elected to continue to account for its stock-based awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25").

DERIVATIVE INSTRUMENTS

Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company entered into two interest rate swap agreements in fiscal 2001 (notional amounts of $30,000,000 pay-fixed rate swap and $60,000,000 pay-floating rate swap), which resulted in net unrealized gains of $427,000 and $527,000 for the quarters ending May 31, 2003 and 2002 respectively, and net unrealized gains of $1,690,000 and $754,000 for the six month periods ending May 31, 2003 and 2002 respectively, based on the swaps' estimated market values as of May 31, 2003, and 2002, respectively. These derivatives do not qualify for hedge accounting. Accordingly, the net impact was recorded as other income on the condensed consolidated statements of income for the quarters ended and six month periods ended May 2003 and 2002. The Company entered into these agreements to reduce the risk of adverse changes in variable interest rates on certain of the long-term debt. These derivative instruments will be adjusted to estimated market values quarterly with any adjustment impacting current earnings until their respective maturities.

RESULTS OF OPERATIONS:

THREE MONTHS ENDED MAY 31, 2003 COMPARED WITH THREE MONTHS ENDED MAY 31, 2002

During the second quarter ended May 31, 2003, net sales increased $3.6 million (or 7.8%) to $49,981,000 compared to $46,376,000 for the like period in 2002. Approximately one-half, or $1.8 million, of the second quarter consolidated sales growth was from Alfa Lighting, which was acquired by Juno in October 2002. The remaining one-half of the sales increase was due primarily to favorable trends across most product offerings and was partially offset by a sales decrease of 8.3% experienced by our Indy Lighting division due to continued weakness in the commercial end markets.

Gross profit expressed as a percentage of net sales decreased to 50.9% for the quarter, compared to 51.4% for the like period in 2002 due primarily to unfavorable purchase price variances on commodity raw materials of approximately $528,000 and was partially offset by positive leverage on labor and overhead from increased sales volumes.

Selling, general and administrative expenses increased $1.6 million to $14,964,000 (29.9% of sales) for the second quarter of 2003 compared to $13,409,000 (28.9% of sales) for the like period in 2002. Of this increase, $636,000 was due to expenses from the Alfa division, which was acquired in October 2002 with the remainder primarily attributed to variable expenses.

As a result of the above factors, operating income decreased to 21.0% of sales as compared to 22.5% for the like period in 2002.

Interest expense was $4,025,000 for the second quarter ended May 31, 2003 compared to $4,283,000 for the like period in 2002. This decrease is due to the reduction of debt from $169,799,000 at May 31, 2002 to $166,743,000 at May 31, 2003 and reductions in interest rates on the Company's floating rate debt.

SIX MONTHS ENDED MAY 31, 2003 COMPARED WITH SIX MONTHS ENDED MAY 31, 2002

During the six-month period ended May 31, 2003, net sales increased $5.7 million (or 6.5%) to $93,504,000 compared to $87,782,000 for the like period in 2002. Approximately $3.4 million of the consolidated sales growth was from Alfa Lighting, which was acquired by Juno in October 2002. The remaining sales increase was due to favorable trends across most product offerings partially offset by a sales decrease of 18.6% experienced by our Indy Lighting division due to continued weakness in the commercial end markets.

Gross profit expressed as a percentage of net sales decreased slightly to 50.1% for the six months ended May 31, 2003 compared to 50.3% for the like period in 2002 due to unfavorable purchase price variances on commodity raw materials of approximately $1,006,000 and was substantially offset by the impact of higher sales volumes.

Selling, general and administrative expenses increased $2.7 million to $29,147,000 (31.2% of sales) for the period compared to $26,482,000 (30.2% of sales) for the like period in 2002. Of this increase, approximately $1.1 million was due to expenses from the Alfa division, which was acquired in October 2002 with the remainder primarily attributed to variable expenses.
In addition, operating expenses for the first quarter of 2002 included $3,050,000 of one-time expenses incurred in connection with a proposed major acquisition that was not consummated.

As a result of the above factors, operating income increased to 18.9% of sales as compared to 16.7% for the like period in 2002.

Interest expense was $8,134,000 for the six months ended May 31, 2003 compared to $8,680,000 for the like period in 2002. This decrease is due to the reduction of debt from $169,799,000 at May 31, 2002 to $166,743,000 at May 31, 2003 and reductions in interest rates on the Company's floating rate debt.

INFLATION

While Juno believes that it generally has been successful in controlling the prices it pays for materials and passing on increased costs by increasing its prices, the Company may not have future success in limiting material price increases, reflecting any material price increases in the prices it charges its customers or offsetting such price increases through improved efficiencies.

LIQUIDITY AND CAPITAL RESOURCES:

During the six-month period ended May 31, 2003, operating activities provided cash flow of $2,041,000. This was comprised principally of net income, depreciation and amortization, deferred income taxes, decreases in prepaid expenses and other assets (collectively aggregating $11,856,000), net of increases in inventory and accounts receivable, unrealized gain on interest rate swap, and decreases in accounts payable and accrued liabilities, (collectively aggregating $9,815,000). Accounts receivable increased $4,700,000 or 14.6% due partly to strong sales for the month of May as well as to an increased number of customers (associated with large marketing groups) that are subject to extended payment terms. Inventories increased $2,041,000 or 8.9% for the six-month period in contemplation of additional business with a customer.

Net cash used in investing activities amounted to $1,909,000 which was used to purchase capital assets.

The net cash provided by financing activities of $349,000 consisted primarily of proceeds from the Revolving Credit Facility of $35,450,000 less principal payments on the Senior Credit Facility of $35,101,000.

Prior to the June 1999 Merger, the Company historically had funded its operations principally from cash generated from operations and available cash. The Company incurred substantial indebtedness in connection with the Merger. The Company's liquidity needs are expected to arise primarily from operating activities and servicing indebtedness incurred in connection with the Merger.

Principal and interest payments under the Senior Credit Facility and the Subordinated Debt, both entered into in connection with the Merger, represent significant liquidity requirements for the Company. As of May 31, 2003, the Company had cash of approximately $1.7 million, a $9.3 million balance on the Company's Revolving Credit Facility and total term debt of approximately $157.4 million. Detailed information concerning the terms of the Senior Credit Facility and the Subordinated Debt can be found in the Company's audited financial statements included in the November 30, 2002 Annual Report on Form 10-K.

The Company's $35 million Revolving Credit Facility is available to finance its working capital and had an outstanding balance of $9.3 million on May 31, 2003. The Company's principal source of cash to fund its liquidity needs will be net cash from operating activities and borrowings under the Senior Credit Facility. The Company believes these sources will be adequate to meet its anticipated future requirements for working capital, capital expenditures, and scheduled payments of principal and interest on its existing indebtedness for the next 12 months. However, the Company may not generate sufficient cash flow from operations or have future working capital borrowings available in an amount sufficient to enable it to service its indebtedness, including the Subordinated Debt, or to make necessary capital expenditures.

OTHER MATTERS:

This document contains various forward-looking statements. Statements in this document that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include: economic conditions generally; levels of construction and remodeling activities, the ability to improve manufacturing efficiencies, disruptions in manufacturing or distribution, product and price competition, raw material prices, the ability to develop and successfully introduce new products, technology changes, patent issues, exchange rate fluctuations, and other risks and uncertainties. The Company undertakes no obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activites, " effective for exit or disposal activities initiated after December 31, 2002. Under the new rules, EITF, 94-3 has been nullified and now costs associated with an exit or disposal activity will be recognized when the liability is incurred rather than when the entity committed to an exit plan. Effective November 30, 2002, the Company adopted SFAS No. 146, which did not have an effect on the financial statements of the Company.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". This standard amends the disclosure requirements of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for all interim periods beginning after December 15, 2002.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risks arising from changes in interest rates. As of May 31, 2003, the Company had both floating-rate and fixed rate long-term debt that is exposed to changes in interest rates. In order to manage the Company's risk, at May 31, 2003 the Company had one interest rate swap agreement in effect and one that ended in April 2003. The net unrealized gain from these swaps for the quarter ended May 2003 was $427,000 based on the swaps' estimated market values as of May 31, 2003. Detailed information concerning the terms of interest rate swaps can be found in the Company's audited financial statements and notes thereto appearing in the November 30, 2002 Annual Report on Form 10-K.

ITEM 4. CONTROLS AND PROCEDURES

Based on the evaluation of the Company's disclosure controls and procedures as of a date within 90 days of the filing date of this quarterly report, each of T. Tracy Bilbrough, the Chief Executive Officer, and George J. Bilek, Vice President-Finance, have concluded that in their judgment the Company's disclosure controls and procedures are designed to ensure that material information relating to the Company, including the Company's subsidiaries, is made known to such officers by others within the Company or its subsidiaries.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings - On or about May 17, 2002, Juno filed a Complaint against U.S. Industries, Inc. in the Superior Court of the State of Delaware in and for New Castle County and issued written discovery to U.S. Industries. In the Complaint, Juno alleges that U.S. Industries breached an exclusivity agreement with Juno related to a proposed acquisition, by engaging in negotiations with another company, Hubbell Incorporated, during an exclusivity period with Juno. The Complaint seeks damages of $8,500,000 based on a liquidated damages provision contained in the exclusivity agreement to cover expenses incurred and additional losses by Juno, as well as attorneys' fees and costs. U.S. Industries has answered the Complaint and denied liability. The parties are proceeding with discovery.

Item 2. Changes in Securities and Use of Proceeds - None

Item 3. Defaults Upon Senior Securities - None

Item 4. Submission of Matters to a Vote of Security Holders

(a) The Company held it's annual meeting of stockholders on May 29, 2003.
(b) The Company's stockholders elected the following persons to serve as directors: Robert Jaunich II, Mark Williamson, T. Tracy Bilbrough, Daniel DalleMolle, Michael Froy and Edward LeBlanc.
(c) The following table shows the votes that were cast with respect to the election of directors"

Nominee	Votes in Favor	Votes Withheld
Robert Jaunich II	6,185,971	34,927
Mark Williamson	6,185,976	34,922
T. Tracy Bilbrough	6,185,971	34,927
Daniel DalleMolle	6,186,065	34,833
Michael Froy	6,188,766	32,132
Edward LeBlanc	6,188,631	32,267

(d) The Company's stockholders approved the adoption of the Juno Lighting, Inc. 2003 Incentive Plan.
(e) The following table shows the votes that were cast with respect to the Juno Lighting, Inc. 2003 Incentive Plan:

Votes in Favor	Votes Against	Abesentations	Non-Votes
6,076,119	10,264	134,515	0

Item 5. Other Information - None

Item 6.
(a) Exhibits - None
(b) Reports on the Form 8-K. On June 24, 2003 we filed a Form 8-K with respect to the Company's second quarter earnings press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JUNO LIGHTING, INC.

By: /s/ George J. Bilek
George J. Bilek, Vice President Finance
(Principal Financial Officer and Duly
Authorized Officer of the Registrant)

Dated: July 14, 2003

I, T. Tracy Bilbrough, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Juno Lighting, Inc., a Delaware corporation;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a)   designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

   b)   evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date");
and

   c)   presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function);

   a)   all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls;
and

   b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 14, 2003


/s/ T. Tracy Bilbrough
T. Tracy Bilbrough
Chief Executive Officer


I, George J. Bilek, certify that:

1.   I have reviewed this quarterly report on Form 10-Q of Juno Lighting, Inc., a Delaware corporation;

2.   Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.   Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a)   designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

   b)   evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date");
and

   c)   presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function);

   a)   all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls;
and

   b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.   The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 14, 2003


/s/ George J. Bilek
George J. Bilek
Vice President Finance
